SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)*

LL&E Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

502003 10 6

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 19 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
    Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 1,918,821	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 1,918,821	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,918,821

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     10.1%

14. Type of Reporting Person (See Instructions)
     IN, HC

1.	Names of Reporting Persons Robotti & Company, Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 64,800
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 64,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons
   Robotti & Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 63,500
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 63,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    63,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, BD

1. Names of Reporting Persons
   Robotti & Company Advisors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 1,300	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 1,300	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,300

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons
    Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,854,021
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,854,021

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,854,021

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     9.8%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons
   Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares Beneficially	8. Shared Voting Power: 1,854,021
Owned by Each	9. Sole Dispositive Power: -0-
Reporting Person With	10. Shared Dispositive Power: 1,854,021

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,854,021

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    9.8%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons
   The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,308,517
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,308,517

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,308,517

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    6.9%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
    Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 545,504
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 545,504

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    545,504

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    2.9%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
   Benjamin Stein

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of	7. Sole Voting Power: -0-
Shares Beneficially	8. Shared Voting Power: 293,564
Owned by Each	9. Sole Dispositive Power: -0-
Reporting Person With	10. Shared Dispositive Power: 293,564

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.6%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
   Zachary Sternberg

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 293,564
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 293,564

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.6%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
   Spruce House Capital LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 293,564	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 293,564	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.6%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons
   Spruce House Partners LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 293,564

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 293,564

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.6%

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 7 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D relating to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer"), filed on October 23, 2008 with the Commission as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 thereto, filed with the Commission on February 9, 2009, June 10, 2009, September 2, 2009, December 28, 2009, May 5, 2010 and July 1, 2010, respectively (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 4.   Purpose of Transaction

Item 4 of the Amended Statement is hereby amended to add the following:

Robotti & Company, on behalf of the Reporting Persons, sent to The Bank of New York Mellon Trust Company, N.A., as Trustee ("Trustee") for LL&E Royalty Trust ("Trust"), a letter dated July 22, 2010 ("July 22 Letter") in which it stated that:

- Robotti & Company received a letter from the Trustee ("Trustee Letter") in which the Trustee stated that the Trustee "does not believe that it would be in the best interests of the unitholders for the Trust to enter into an exchange agreement that would be likely to adversely affect the Trust's ability to market the [Trust's] assets."

- as a consequence of the response in the Trustee's Letter, the Reporting Persons do not believe it is feasible for them to continue to pursue the proposed transaction set forth in Robotti & Company's letter dated June 29, 2010 to the Trustee.

- such a transaction would not be possible without current financial statements and the Trust's most recently filed financial statements are as of and for the period ended December 31, 2008.

- the Reporting Persons may bid for some or all of the Trust's assets, either individually or in conjunction with others, or take other actions to preserve the value of their units.

A copy of the July 22 Letter including the Trustee's Letter attached thereto, is attached hereto as Exhibit 7 and incorporated herein by reference.

Item 7.   Materials To Be Filed As Exhibits

Item 7 of the Amended Statement has been amended and restated to read as follows:

The following documents are filed herewith or have been previously filed:

1.   Joint Filing Agreement dated as of October 23, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.   Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

3.   Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

4.	Amended and Restated Joint Filing Agreement dated as of September 2, 2009 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Benjamin Stein, Zachary Sternberg, Spruce House Capital LLC, and Spruce House Partners LP.

5.	Letter dated April 30, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

6.	Letter dated June 29, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

7.	Letter dated July 22, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 23, 2010

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Robert E. Robotti	Name: Robert E. Robotti
	Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: President and Treasurer	Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By: /s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
Name: Robert E. Robotti	Kenneth R. Wasiak
Title: Managing Member	

Ravenswood Investments III, L.P.   Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.   By: Ravenswood Management Company, L.L.C.
      Its General Partner   Its General Partner

By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: Managing Member	Title: Managing Member

Spruce House Capital LLC

/s/ Benjamin Stein
Benjamin Stein

By: /s/ Benjamin Stein	/s/ Zachary Sternberg
Name: Benjamin Stein	Zachary Sternberg
Title: Managing Member	

Spruce House Partners LP

By: Spruce House Capital LLC
      Its General Partner

By: /s/ Benjamin Stein
Name: Benjamin Stein
Title: Managing Member

Exhibit Index

The following documents are filed herewith or have been previously filed::

	Exhibit	Page
(1)	Joint Filing Agreement dated as of October 23, 2008 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.	Previously Filed
(2)	Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Previously Filed
(3)	Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Previously Filed
(4)	Amended and Restated Joint Filing Agreement dated as of September 2, 2009 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Benjamin Stein, Zachary Sternberg, Spruce House Capital LLC, and Spruce House Partners LP.	Previously Filed
(5)	Letter dated April 30, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Previously Filed
(6)	Letter dated June 29, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Previously Filed
(7)	Letter dated July 22, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Pages 18-19

Exhibit 7

Robotti & Company, LLC
110 East 42nd Street, Suite 1100
New York, NY 10017

VIA FAX TO (512) 236-9275

June 22, 2010

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

Dear Mike:

We are in receipt of your letter stating that The Bank of New York Mellon Trust Company, N.A. ("Trustee"), as Trustee for LL&E Royalty Trust ("Trust"), "does not believe that it would be in the best interests of the unitholders for the Trust to enter into an exchange agreement that would be likely to adversely affect the Trust's ability to market the [Trust's] assets," a copy of which letter is attached. Accordingly, we do not believe it is feasible for us to continue to pursue the proposed transaction set forth in our letter dated June 29, 2010 to the Trustee. As you know, such a transaction would not be possible without current financial statements and the Trust's most recently filed financial statements are as of and for the period ended December 31, 2008.

We may bid for some or all of the Trust's assets, either individually or in conjunction with others, or take other actions to preserve the value of our units.

Very truly yours,

/s/ Robert E. Robotti

Robert E. Robotti
President and Treasurer of Robotti & Company, LLC

Exhibits 7 (continued)

LL&E Royalty Trust
THE BANK OF NEW YORK TRUST COMPANY, N.A., CORPORATE
TRUSTEE
919 CONGRESS AVENUE / (512) 236-6599 / AUSTIN, TEXAS 78701

Robotti & Company, LLC   July 2, 2010
110 East 42nd Street   By Facsimile: 212-986-0816
New York, NY 10017
          Attention: Mr. Robert E. Robotti
                            President and Treasurer

July 2, 2010

Dear Mr. Robotti:

Thank you for your letter dated June 29, 2010.

As we discussed previously, the Trustee agree that any holder if 10% or more of the outstanding units has the right under the Trust Agreement to call a meeting of the unitholders.

The Trustee also agrees that Section 9.02 of the Trust Agreement authorizes the Trustee to sell the assets of the Trust for non-cash consideration consisting of personal property if authorized to do so by the holders of a majority of the units, upon such terms of the Trustee, in its sole discretion, deems to be in the best interest of the unitholders.

The Trustee intends to consider any offer to purchase the assets of the Trust, whether for cash or non-cash. However, the Trustee believes that it is in the best interests of the unitholders for the Trustee to proceed with its previously announced efforts to actively market the assets to a range of potential buyers, and does not believe that it would be in the best interests of the unitholders for the Trust to enter into an exchange agreement that would be likely to adversely affect the Trust's ability to market the assets.

I will be happy to discuss this with you.

Very truly yours,

The Bank of New York Mellon Trust Company, N.A.
Trustee of LL&E Royalty Trust

By: /s/ Mike Ulrich
     Mike Ulrich
     Vice President